Direct Dial Number	E-mail Address
(852) 2514-7660	dfertig@stblaw.com

October 27, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director
Mr. Gabriel Eckstein, Esq., Staff Attorney
Mr. Matthew Crispino, Esq., Staff Attorney
Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant

Re:	GDS Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
CIK No. 0001526125

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), an amendment (“Amendment No. 2”) to the Company’s registration statement on Form F-1 (the “Registration Statement”) and a free writing prospectus (“FWP”) reflecting certain amendments made to the  Company’s Registration Statement filed via EDGAR on October 19, 2016 (the “October 19 Filing”).

We enclose herewith five (5) courtesy copies of each of (i) Amendment No. 2, which has been marked to show changes to the October 19 Filing, and (ii) the FWP.

The Company has revised the October 19 Filing to include a revised Recent Developments section setting forth the Company’s preliminary unaudited interim financial information for the three months ended September 30, 2016, certain narrative explanations of the changes, and included a reconciliation of the non-GAAP measure.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-6440-3886 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:	William Wei Huang, Chairman and Chief Executive Officer
Daniel Newman, Chief Financial Officer
GDS Holdings Limited

Chris Lin
David Lee
Simpson Thacher & Bartlett

Karen Yan
Fenwick & West LLP

Jessie Qian
Kevin Huang
KPMG Huazhen LLP